SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.


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                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Delivers Room System Video Conferencing Connectivity to Microsoft's Unified Communications Solution dated February 26, 2008.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Delivers Room System Video Conferencing Connectivity to
Microsoft's Unified Communications Solution

Tuesday February 26, 9:00 am ET

New Application for Award Winning SCOPIA Conferencing Platform Provides Advanced Video Conferencing System Interoperability to Microsoft Office Communications Server (OCS) 2007

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the availability of a significant enhancement to the SCOPIA(R) Conferencing Platform extending Microsoft(R) Office Communications Server capabilities - the new SCOPIA Microsoft OCS 2007 Connector.

RADVISION, a Microsoft Gold Certified Partner, has been a long-established partner with a history of support of Microsoft Real-Time Communications and Unified Communications solutions including Microsoft Live Communications Server 2003 and 2005, Outlook, and Active Directory. With the recent introduction of Microsoft Office Communications Server 2007, RADVISION is extending its support of the Microsoft Unified Communications product line with the new SCOPIA Microsoft OCS 2007 Connector.

The new SCOPIA OCS 2007 Connector enhances the Microsoft solution providing the capability for Office Communicator users to participate in conferences with standards-based video conferencing systems and devices. The SCOPIA Connector is a simple-to-use, highly flexible tool allowing OCS 2007 users to join a meeting hosted on the SCOPIA Conferencing Platform.

SCOPIA Conferencing Platform's media processing capabilities allow mixed conferences of HD video systems, standard definition video systems, and video from desktops in the same call without requiring all participants to downgrade to their common capabilities. Each user participates in the conference at the highest capability available to them. SCOPIA provides the most affordable and flexible platform in the market with support for HD, standard definition, desktop, and 3G in a single solution with pricing and capacity optimized for each conferencing application.

Benefits of the SCOPIA OCS 2007 Connector include:

     o A simple method for Office Communicator users to join SCOPIA hosted multi-party meetings.

     o    Conference  moderation  allowing Office  Communicator users to invite,
          disconnect,   and  mute  participants  along  with  controlling  other
          important aspects of the meeting.

     o Support for HD (High Definition) providing interoperability to the latest video conferencing room systems available.

     o Connectivity to H.323, SIP, ISDN, and 3G video conferencing systems providing support for existing and future conferencing investments.

     o Full transcoding and media processing between various audio and video formats from 3G to HD video allowing each participant to utilize the highest quality available to them.

     o A highly collaborative video experience where through Continuous Presence, multiple participants can be seen simultaneously.

     o Efficient bandwidth utilization where the connection rate remains constant regardless of the number of participants viewed.

The SCOPIA Connector is available immediately and is included at no additional cost with SCOPIA 100 and 400 Conferencing Solutions.

"Extending the Microsoft Unified Communications solution with the advanced media processing capabilities of the SCOPIA Conferencing Platform provides connectivity that has been requested by many of our customers," said Zeev Bikowsky, General Manager Networking Business Unit for RADVISION. "Now Office Communicator users can have mixed conferences with nearly any type of device including the latest High Definition room systems available."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Trade names referred to above are the exclusive property of either Microsoft or RADVISION.

Contact:
Corporate Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-212-704-7386 ext. 114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                  (Registrant)



                               By /s/ Rael Kolevsohn
                                  ------------------
                                  Rael Kolevsohn
                                  Corporate Vice President and General Counsel


Date: February 29, 2008